FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Scrip Dividend results	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event submitted on November 11, 2016, the Company informs that on November 29, 2016, the free-of-charge allotment rights trading period for the free-of-charge capital increase related to the shareholder compensation by means of a scrip dividend (“Telefónica’s Flexible Dividend”), ended.

The shareholders of 29.99% of the free-of-charge allotment rights have accepted the purchase commitment assumed by Telefónica, S.A. The gross amount to be paid by Telefónica, S.A. for these rights amounts to 499,707,062.36 euros. The company has waived the rights thus acquired, that have been amortized.

On the other hand, the shareholders of 70.01% of the free-of-charge allotment rights have opted to receive new shares of Telefónica S.A. Therefore, the final number of ordinary shares with a nominal value of one (1) euro issued in the capital increase is 137,233,781, corresponding to 2.8% of the share capital, being the amount of the capital increase 137,233,781 euros. As a result, the amount of the share capital of Telefónica, S.A. after the capital increase has been set at 5,037,804,990 euros, divided into 5,037,804,990 shares.

Also, it is expected that the new shares will be admitted to listing on the four Spanish Stock Exchanges and will be traded on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) next, December 13, 2016 so that the ordinary trading of the new shares in Spain will begin on, December 14, 2016. The admission to listing of the new shares on the different foreign Stock Exchanges where Telefónica, S.A. is listed will also be requested.

Madrid, December 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: December 1, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors